Integrative Health Technologies

4940 Broadway
Suite 201
San Antonio
Texas 78209
OFC: 210.824.4200
FAX: 210.824.1690
www.ihtglobal.com

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and ExchangeCommission

Washington, D. C. 20549

Dear Mr. Rosenberg:

In reference to my discussions with Lisa Vanloske, Assistant Chief Accountant, and your letters of September 27, 2010 and November 16, 2010, I will be able to respond to your comments by December 13, 2010. Request that you extend your initial response deadline to this date.

Sincerely,

Gilbert R. Kaats

Chairman, CEO and Chief Financial Officer

Integrative Health Technologies